Univest Securities, LLC

375 Park Avenue, 15th Floor

New York, NY 10152

VIA EDGAR

March 30, 2023

Ms. Irene Barberena-Meissner

Division of Corporation Finance

Office of Energy & Transportation

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:	Shengfeng Development Limited

Registration Statement on Form F-1, as amended

File No. 333-267367

Dear Ms. Irene Barberena-Meissner:

In accordance with Rule 461 of the General Rules and Regulations of the U.S. Securities and Exchange Commission under the Securities Act of 1933, as amended (the “Act”), the undersigned hereby joins in the request of Shengfeng Development Limited that the effective date of the above referenced Registration Statement be accelerated so as to permit it to become effective at 4:00 pm, Eastern Time, on March 30, 2023, or as soon thereafter as practicable.

Pursuant to Rule 460 of the General Rules and Regulations under the Act, the undersigned wishes to advise you that there will be distributed to each underwriter or dealer, who is reasonably anticipated to participate in the distribution of the security, as many copies of the proposed form of preliminary prospectus as appears to be reasonable to secure adequate distribution of the preliminary prospectus.

The undersigned advises that it has complied and will continue to comply with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

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[Signature Page Follows]

Very truly yours,

Univest Securities, LLC

By:	/s/ Edric Guo
	Name:	Edric Guo
	Title:	Chief Executive Officer

cc. Sarah E. Williams, Esq., Ellenoff Grossman & Schole LLP